October 15, 2018

Richard DeCicco
Chief Executive Officer
Iconic Brands, Inc.
44 Seabro Avenue
Amityville, NY 11701

       Re: Iconic Brands, Inc.
           Registration Statement on Form S-1
           Filed September 19, 2018
           File No. 333-227420

Dear Mr. DeCicco:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 19, 2018

General

1. Please provide the disclosure required by Item 201 of Regulation S-K. Calculation of Registration Fee, page i

2. We note that for purposes of calculating the fee in the table you have used the price of
       $.0036 as the maximum offering price per share. Please revise to reconcile with the prospectus cover page, which reflects a price of $.01 per share. Richard DeCicco
FirstName LastNameRichard DeCicco
Iconic Brands, Inc.
Comapany NameIconic Brands, Inc.
October 15, 2018
October 15, 2018 Page 2
Page 2
FirstName LastName
Prospectus Cover Page, page i

3. Please reconcile the duration of the offering as stated on the cover page with the duration disclosed on page 3.
Registration Rights Agreement, page 12

4. We note the statement on page 12 that the date required to file the initial registration statement has been extended by the parties. Please disclose the revised date and file the amendment to the registration rights agreement as an exhibit. In addition, please disclose all material terms of the agreement, including the liquidated damages provision.
Selling Shareholders, page 14

5. We note the maximum number of shares of common stock being offered in the selling shareholder table on page 14 reflects a total of 480 million shares of common stock.
         Please revise consistent with the prospectus cover page, which indicates you are registering 240 million shares of common stock in this offering. Description of Business, page 21

6. Please disclose the distribution methods of your products as required by Item 101(h)(4)(ii)
         of Regulation S-K.
7. We note the disclosure in the MD&A section about the special promotion program with one customer involving the sale of $2.1 million of Bellissima product. Please disclose your dependence upon a material customer, identify this material customer and discuss the terms of any arrangement or agreement with this customer. See Item 101(h)(4)(vi) of
         Regulation S-K.
Management's Discussion and Analysis or Plan of Operation
Results of Operations for the Years Ended December 31, 2017 and 2016, page 31

8. Please revise the results of operations to discuss in greater detail the reasons for the changes in the various results of operations. For example, describe the reason for the decrease in sales for the period ended June 30, 2018 as compared to June 30, 2017 and the reason for the 766% increase in sales from fiscal year 2016 to 2017. See Item 303(a)(3)
         of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350 (December 29, 2003).
Directors, Executive Officers, Promoters and Control Persons, page 39

9. For each director, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company. See
         Item 401(e) of Regulation S-K.
 Richard DeCicco
FirstName LastNameRichard DeCicco
Iconic Brands, Inc.
Comapany NameIconic Brands, Inc.
October 15, 2018
Page 3
October 15, 2018 Page 3
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 42

10. We note the 1 share of Series A preferred stock owned by Mr. Decicco. We also note that this one share has two votes for every one vote of common shares. Please revise the beneficial ownership table to clearly reflect the percent ownership of this voting class. In addition, please reconcile the total amount of common stock held by officers and directors as a group with the individual amounts of the two officers and directors.
Certain Relationships and Related Transactions, page 43

11. Please revise the discussion of the BiVi LLC acquisition to clearly disclose the amount of working capital that has been provided to date. In addition, please disclose the duration of the Working Capital Facility agreement and file as an exhibit. Exhibits, page II-6

12. Please file the employment agreements with Richard DeCicco and Roseann Faltings. See
         Item 601(b)(10)(iii)(A) of Regulation S-K.
13. We note Exhibit 10.3 was filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and
         Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file
Exhibit 10.3 in
         proper electronic format. In addition, please file executed agreements for exhibits 10.2 through 10.8.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Richard DeCicco
Iconic Brands, Inc.
October 15, 2018
Page 4

        You may contact Brian Mcallister at (202) 551-3341 or Angela Lumley at
(202) 551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at
(202) 551-
3357 with any other questions.



                                                         Sincerely,
FirstName LastNameRichard DeCicco
                                                         Division of
Corporation Finance
Comapany NameIconic Brands, Inc.
                                                         Office of Beverages,
Apparel and
October 15, 2018 Page 4                                  Mining
FirstName LastName